Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended September 30, 2019 and 2018

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2019 and 2018

Condensed Consolidated Interim Financial Statements
Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3
Condensed Consolidated Interim Statements of Cash Flows	4
Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

September 30, 2019 and December 31, 2018

(in thousands of Canadian dollars)

	September 30,	December 31,
	2019	2018
Assets

Current assets:
Cash and cash equivalents (note 4)	$32,577	$14,933
Short-term investments (note 4)	99,660	33,973
Trade and other receivables	1,269	809
Prepaid expenses	1,173	1,149
Total current assets	134,679	50,864

Non-current assets:
Right-of-use asset (notes 3 and 5)	191	—
Other assets	90	77
In-process research and development asset	2,359	2,359
Total non-current assets	2,640	2,436
Total Assets	$137,319	$53,300

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables (note 6)	$9,410	$2,716
Lease liability (notes 3 and 5)	144	—
Total current liabilities	9,554	2,716

Non-current liabilities:
Lease liability (notes 3 and 5)	52	—
Total non-current liabilities	52	—
Total Liabilities	9,606	2,716

Shareholders' equity:
Share capital (note 7 (a))	609,156	502,706
Other equity (notes 7 (b) (i) and (ii))	27,936	27,101
Deficit	(509,379)	(479,223)
Total Shareholders’ Equity	127,713	50,584
Commitments (note 10)
Total Liabilities and Shareholders’ Equity	$137,319	$53,300

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data)

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenues	$9	$9	$26	$26

Expenses:
Research and development	7,560	2,381	16,482	4,783
Research tax credits	(165)	(243)	(375)	(519)
	7,395	2,138	16,107	4,264

General and administrative	2,200	888	5,970	2,538
Total operating expenses	9,595	3,026	22,077	6,802
Loss from operating activities	(9,586)	(3,017)	(22,051)	(6,776)
Finance income	982	80	919	250
Finance costs	(6)	(20)	(171)	(9)
Net finance income (note 8)	976	60	748	241

Change in fair value of contingent consideration receivable	—	(90)	—	81
Net loss and total comprehensive loss for the period	$(8,610)	$(3,047)	$(21,303)	$(6,454)

Loss per share (note 9)
Basic and diluted	$(0.18)	$(0.09)	$(0.48)	$(0.19)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars)

	Share	Other
	capital	equity	Deficit	Total
	(note 7 (a))
Balance, December 31, 2018	$502,706	$27,101	$(479,223)	$50,584

Adjustment on initial application of IFRS 16 (note 3)	—	—	—	—

Adjusted balance as at January 1, 2019	502,706	27,101	(479,223)	50,584

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(21,303)	(21,303)

Total comprehensive loss for the period	—	—	(21,303)	(21,303)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in connection with the 2019 Offering (note 7 (a) (i))	104,591	—	(8,853)	95,738

Issued upon stock options exercise (note 7 (b) (i))	137	(62)	—	75

Issued upon broker warrants exercise (note 7 (b) (ii))	1,722	(514)	—	1,208

Stock-based compensation (note 7 (b) (i))	—	1,411	—	1,411

Balance, September 30, 2019	$609,156	$27,936	$(509,379)	$127,713

	Share	Other
	capital	equity	Deficit	Total
	(note 7 (a))
Balance, December 31, 2017	$467,253	$26,202	$(467,167)	$26,288

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(6,454)	(6,454)

Total comprehensive loss for the period	—	—	(6,454)	(6,454)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued upon broker warrants exercise (note 7 (b) (ii))	453	(187)	—	266

Stock-based compensation (note 7 (b) (i))	—	516	—	516

Balance, September 30, 2018	$467,706	$26,531	$(473,621)	$20,616

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars)

	Nine-month periods ended
	September 30,
	2019	2018
Cash flows from operating activities:
Net loss for the period	$(21,303)	$(6,454)
Adjustments for:
Depreciation (note 5)	108	—
Stock-based compensation	1,411	516
Net finance income	(748)	(241)
Change in fair value of contingent consideration receivable	—	(81)
Other items	115	(19)
Changes in operating assets and liabilities
Trade and other receivables	(460)	(181)
Prepaid expenses and other assets	49	(366)
Trade and other payables	5,805	(348)
Financial liabilities – CVRs	—	(20)
	(15,023)	(7,194)

Cash flows from financing activities:
Payment of lease liability	(113)	—
Issuance of common shares through 2019 Offering, net of share issue costs	96,956	—
Issuance of common shares through 2018 equity offering, net of share issue costs	(406)	—
Issuance of common shares upon stock options exercise	75	—
Issuance of common shares upon broker warrants exercise	1,208	266
Interest and bank charges paid	(7)	(4)
	97,713	262

Cash flows from investing activities:
Net (purchases) sales of short-term investments	(65,367)	1,600
Acquisition of in-process research and development asset, net of costs and deferred development support payments	—	475
Proceeds from sale of subsidiary	—	400
Interest received	455	90
	(64,912)	2,565
Net increase (decrease) in cash and cash equivalents	17,778	(4,367)

Cash and cash equivalents, beginning of period	14,933	7,749

Effect of foreign exchange on cash and cash equivalents	(134)	14

Cash and cash equivalents, end of period	$32,577	$3,396
Supplemental cashflow disclosure:
Non-cash transactions:
Initial recognition of right-of-use asset and lease liability (note 3)	$156	$—
Addition to right-of-use asset and lease liability – Lease modification (note 5)	143	—
Share issue costs – 2019 Offering, in Trade and other payables	1,218	—
Share issue costs – 2018 equity offering, in Trade and other payables	67	—
Ascribed value related to issuance of common shares upon stock options exercise (note 7 (b) (i))	62	—
Ascribed value related to issuance of common shares upon broker warrants exercise (note 7 (b) (ii))	514	187

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The Company completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares effective on August 19, 2019. As a result, all issued and outstanding common shares, stock options, deferred share units, broker warrants and per share amounts contained in these condensed consolidated interim financial statements have been retrospectively adjusted to reflect the share consolidation for all periods presented.

BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU. The Company’s common shares began trading on the Nasdaq on September 9, 2019, concurrently with the closing of the equity offering at that date (refer to note 7 (a)).

The Company’s financial information is presented in Canadian Dollars. The annual consolidated financial statements of the Company as at and for the year ended December 31, 2018 are available at www.bellushealth.com or at www.sedar.com or at www.sec.gov/edgar.shtml.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (IAS) 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2018. These condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2019 were approved by the Board of Directors on November 13, 2019.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for new significant judgements related to lessee accounting under IFRS 16, which are described in note 3.

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2018, except as described below.

The Company has initially adopted IFRS 16, Leases from January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, BELLUS Health, as a lessee, has recognized a right-of-use asset representing its rights to use the underlying asset and a lease liability representing its obligation to make lease payments in its statement of financial position, in relation to its property lease.

The Company has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated. It is presented under lAS 17, Leases and related interpretations. There was no impact to the deficit at January 1, 2019 upon the adoption of IFRS 16.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies and basis of measurement (continued):

The details of the changes in accounting policies are disclosed below.

(a)	Definition of a lease:

The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under lAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, BELLUS Health allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. However, for its lease of property in which it is a lessee, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

(b)	As a lessee:

(i)	Significant accounting policies:

BELLUS Health recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies and basis of measurement (continued):

(b)	As a lessee (continued):

(ii)	Transition:

Prior to January 1, 2019, BELLUS Health classified its property lease as an operating lease under lAS 17.

(c)	Impacts on consolidated financial statements:

(i)	Impacts on transition:

On transition to IFRS 16, BELLUS Health recognized a right-of-use asset and a corresponding lease liability. The impact on transition is summarised below:

January 1,
2019
Right-of-use asset	$156
Lease liability	(156)

When measuring the lease liability for the property lease that was previously classified as an operating lease, the Company discounted the remaining lease payments using its incremental borrowing rate as at January 1, 2019. The rate applied is 5%.

January 1,
2019
Operating lease commitment as at December 31, 2018 as disclosed in the Company’s consolidated financial statements	$164
Discounting of lease payments	(8)
Lease liability recognized as at January 1, 2019	$156

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

3.	Significant accounting policies and basis of measurement (continued):

(c)	Impacts on consolidated financial statements (continued):

(ii)	Impacts for the period:

Under IFRS 16, the Company has recognized depreciation and interest expense on its right-of-use asset and lease liability, respectively, instead of an operating lease expense. During the three and nine-month periods ended September 30, 2019, the Company recognized in its condensed consolidated interim statement of loss and other comprehensive loss $36 and $108 of depreciation expense, respectively (of which $25 and $75 respectively is presented in Research and development expenses and $11 and $33 respectively is presented in General and administrative expenses) and $4 and $10 of interest expense respectively, presented in Finance costs, from its property lease. For the three and nine-month periods ended September 30, 2018, the Company recognized $37 and $110 of operating lease expense, respectively.

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	September 30,	December 31,
	2019	2018
Cash balances with banks	$10,953	$1,464
Short-term investments with initial maturities of less than three months (yielding interest at 1.60% to 1.85% as at September 30, 2019) (December 31, 2018 – 1.70% to 1.95%)	21,624	13,469
Cash and cash equivalents	32,577	14,933

Short-term investments with initial maturities greater than three months and less than one year (yielding interest at 1.76% to 3.10% as at September 30, 2019) (December 31, 2018 – 1.90% to 3.10%)	99,660	33,973
Cash, cash equivalents and short-term investments	$132,237	$48,906

5.	Right-of-use asset and lease liability:

BELLUS Health Inc. leases office space in Laval, Quebec. An amendment to the Company’s property lease was signed on June 25, 2019, extending the property lease by an additional one-year term beyond the initial expiry on January 30, 2020, to January 30, 2021.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Right of use asset:

Net book
Value
Cost:
Balance as at January 1, 2019	$156
Addition to right-of-use asset – Lease modification	143
Balance as at September 30, 2019	$299

Accumulated amortization:
Balance as at January 1, 2019	$—
Depreciation expense for the period	(108)
Balance as at September 30, 2019	$(108)

Net book value:
Balance as at January 1, 2019	$156
Balance as at September 30, 2019	$191

Lease liability:

Carrying
Value
Balance as at January 1, 2019	$156

Addition to lease liability – Lease modification	143

Interest expense	10
Principal repayment	(113)
Balance as at September 30, 2019	$196
Current portion of lease liability	144
Non-current portion of lease liability	$52

The remaining life of the Company’s property lease as of September 30, 2019 is 1.3 years,

Lease payments were discounted using an incremental borrowing rate of 5%.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability (continued):

Lease liability (continued):

Minimum annual payments under the non-cancelable property lease, undiscounted, are as follows:

Years ending December 31,
2019 (remainder of 2019)	$38
2020	156
2021	13
$207

6.	Trade and other payables:

Trade and other payables consist of:

	September 30,	December 31,
	2019	2018
Trade payables	$2,323	$555
Other accrued liabilities	5,090	1,495
Deferred share unit plan (note 7 (b) (iii))	1,997	666
	$9,410	$2,716

7.	Shareholders’ equity:

(a)	Share capital:

Issued and outstanding common shares are as follows:

	Number	Dollars
Balance, December 31, 2018	43,622,136	$502,706

Issued in connection with the 2019 Offering (note 7 (a) (i))	11,179,451	104,591

Issued upon stock options exercise (note 7 (b) (i))	41,667	137

Issued upon broker warrants exercise (note 7 (b) (ii))	535,406	1,722

Balance, September 30, 2019	55,378,660	$609,156

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(a)	Share capital (continued):

(i)	On September 9, 2019, the Company closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $9.35 (US$7.10) per share for gross proceeds of $92,176 (US$70,000), and on September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option) to purchase common shares of the Company, resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $9.40 (US$7.10) per share, for additional gross proceeds of $12,415 (US$9,374) (together, the “2019 Offering”). Share issue costs of $8,853, comprised mainly of agents’ commission, legal, professional and filing fees, have been charged to the deficit.

(b)	Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the nine-month periods ended September 30, 2019 and 2018 were as follows:

	Number	Weighted average exercise price
Balance, December 31, 2018	3,220,280	$1.47
Granted (1) (2)	1,036,108	4.50
Exercised	(41,667)	1.80
Balance, September 30, 2019	4,214,721	$2.21

(1)	1,015,275 stock options were granted on February 20, 2019, having an exercise price of $4.36; 895,830 stock options granted to key management personnel and 119,445 granted to other employees.

(2)	20,833 stock options were granted to other employees on August 7, 2019, having an exercise price of $11.41.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

	Number	Weighted average exercise price
Balance, December 31, 2017	2,025,834	$1.58
Granted (3) (4)	1,194,446	1.29
Balance, September 30, 2018	3,220,280	$1.47

(3)	1,152,779 stock options were granted on February 20, 2018, having an exercise price of $1.26; 1,055,558 stock options granted to key management personnel and 97,221 granted to other employees.

(4)	41,667 stock options were granted to other employees on July 10, 2018, having an exercise price of $2.05.

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2019:

	Options outstanding		Options exercisable
		Weighted
		average
		years to
Exercise price/share	Number	expiration	Number
$1.08	730,556	7.6	299,722
$1.26	1,152,779	8.4	230,556
$1.51	55,556	8.1	11,111
$1.80	1,152,777	2.9	1,152,777
$2.05	41,667	8.8	8,333
$3.78	16,667	2.9	8,334
$4.03	28,611	6.4	17,167
$4.36	1,015,275	9.4	—
$11.41	20,833	9.9	—
	4,214,721	7.0	1,728,000

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

Stock-based compensation

For the three and nine-month periods ended September 30, 2019, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plan) in the amount of $530 and $1,411, respectively, in the condensed consolidated interim statement of loss and other comprehensive loss; from these amounts, $97 and $250, respectively, is presented in Research and development expenses and $433 and $1,161, respectively, is presented in General and administrative expenses ($187 and $516 for the corresponding periods of the previous year, $28 and $77 respectively presented in Research and development expenses and $159 and $439 respectively presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the nine-month periods ended September 30, 2019 and 2018 were as follows:

	2019 (1)	2018 (2)
Weighted average fair value of stock options at grant date	$3.86	$1.04
Weighted average share price	$4.50	$1.29
Weighted average exercise price	$4.50	$1.29
Risk-free interest rate	1.82%	2.19%
Expected volatility	100%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)     Stock options were granted on February 20, 2019 and August 7, 2019.

(2)     Stock options were granted on February 20, 2018 and July 10, 2018.

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Broker warrants:

Changes in outstanding broker warrants for the nine-month period ended September 30, 2019 were as follows:

	Number	Dollars
Balance, December 31, 2018	710,278	$683
Exercised	(535,406)	(514)
Expired	(3,282)	(3)

Balance, September 30, 2019	171,590	$166

During the nine-month period ended September 30, 2019, the Company issued a total of 304,145 common shares from treasury upon the exercise of a total of 304,145 broker warrants issued in connection with the Company’s equity offering in December 2017, and issued a total of 231,261 common shares from treasury upon the exercise of a total of 231,261 broker warrants issued in connection with the Company’s equity offering in December 2018. As a result of their exercise, the aggregate carrying value of the broker warrants of $514, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital. During the nine-month period ended September 30, 2019, 3,281 broker warrants expired, having a carrying value of $3.

(iii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the nine-month periods ended September 30, 2019 and 2018 were as follows:

Number of units	2019	2018
Balance, beginning of period	181,352	60,543
Units granted (1)	53,281	120,863
Balance, end of period	234,633	181,406
Balance of DSU liability, in Trade and other payables (2)	$1,997	$340

(1)     All DSUs were granted to key management personnel.

(2)      Balance of DSU liability as at December 31, 2018 amounted to $666.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (“DSU”) plan (continued):

During the nine-month period ended September 30, 2019, the Company granted 53,281 DSUs having a fair value per unit of $5.12 (120,863 DSUs having a fair value per unit of $1.98 during the nine-month period ended September 30, 2018). The net stock-based compensation (income) expense related to the DSU plan recorded in the condensed consolidated interim statement of loss for the three and nine-month periods ended September 30, 2019 amounted to $(304) and $1,245, respectively; from these amount, $(1) and $2, respectively, is presented in Research and development expenses and $(303) and $1,243, respectively, is presented in General and administrative expenses ($322 and $581 for the corresponding periods of the previous year, presented in General and administrative expenses).

8.	Net finance income:

Finance income and Finance costs for three and nine-month periods ended September 30, 2019 and 2018 were attributed as follows:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2019	2018	2019	2018
Interest income	$345	$80	$919	$250
Foreign exchange gain	637	—	—	—
Finance income	982	80	919	250
Interest expense on lease liability (note 3)	(4)	—	(10)	—
Interest and bank charges	(2)	(1)	(7)	(4)
Foreign exchange loss	—	(19)	(154)	(5)
Finance costs	(6)	(20)	(171)	(9)
Net finance income	$976	$60	$748	$241

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

9.	Loss per share:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2019	2018	2019	2018
Basic weighted average number of common shares outstanding	46,575,019	33,193,773	44,751,623	33,193,773
Basic and diluted loss per share	$(0.18)	$(0.09)	$(0.48)	$(0.19)

Excluded from the calculation of the diluted loss per share for the three and nine-month periods ended September 30, 2019 and 2018 is the impact of all stock options granted under the stock option plan and broker warrants, as they would be anti-dilutive.

Stock options granted under the stock option plan and broker warrants could potentially be dilutive in the future.

10.	Commitments:

Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at September 30, 2019, the Company has commitments for expenditures related to contracts for research and development activities of approximately $13,756 (approximately $6,785 as at December 31, 2018), of which $7,333 is expected to be paid in 2019, $6,308 in 2020 and $115 in 2021.

11.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $96 and $286 respectively for both three and nine-month periods ended September 30, 2019 and 2018.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended September 30, 2019 and 2018

(in thousands of Canadian dollars, except per share data, unless otherwise noted)

11.	Related party transactions (continued):

(c)	Key management personnel:

The Chief Executive Officer, Chief Medical Officer, Vice-Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

The aggregate compensation for the three and nine-month periods ended September 30, 2019 and 2018 to key management personnel of the Company is set out below:

	Three-month periods ended		Nine-month periods ended
	September 30,		September 30,
	2019	2018	2019	2018
Short term benefits	$648	$413	$1,609	$1,278
DSU plan (income) expense	(304)	322	1,245	581
Stock option plan expense	462	168	1,238	465

	$806	$903	$4,092	$2,324

12.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at September 30, 2019 and December 31, 2018.

For its financial assets and liabilities measured at amortized cost as at September 30, 2019, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.